Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

AppHarvest Opens One of the World’s Largest High-Tech Greenhouses in Appalachia to Redefine American Agriculture

Flagship 2.76-million-square-foot facility will employ 300+, grow tomatoes to disrupt market dominated by imports. Ground already broken on second facility.

MEDIA CONTACT: press@appharvest.com

IMAGE/VIDEO GALLERY: Available here

OCTOBER 21, 2020 — MOREHEAD, KENTUCKY — AppHarvest today announced the opening of its 2.76-million-square-foot high-tech greenhouse in Appalachia. The Morehead, KY facility is the first of a series designed to redefine American agriculture by growing non-GMO, chemical pesticide-free fruits and vegetables closer to the people eating them.

The company and its mission represent a stark change to the existing American food system, which is increasingly reliant on imports. AppHarvest’s first harvest of tomatoes is expected to be available in early 2021 at leading grocers and restaurants. Tomatoes are AppHarvest’s first crop as more than 60% of America’s fresh tomatoes were imported in 2019, an increase of almost 50% over the past decade.

Today’s opening follows an announcement yesterday that AppHarvest has already broken ground on a second controlled environment agriculture facility. Located in nearby Richmond, KY, the facility will be comparable in size to the company’s flagship operation in Morehead, KY.

AppHarvest, which is both a legal public benefit corporation and certified B Corp, expects to create more than 300 jobs at its Morehead farm in Appalachia, which has long trailed national employment trends due to the decline of the coal industry. In just over two years, AppHarvest attracted more than $150 million in investment into the region and announced on September 29 a definitive agreement for a business combination with publicly traded special purpose acquisition company Novus Capital Corporation (Nasdaq: NOVS). The combination, which is expected to close late in the fourth quarter of 2020 or early in the first quarter of 2021, will provide $475 million of gross proceeds to the company, including $375 million fully committed common stock PIPE at $10.00 per share anchored by existing and new investors – including Fidelity Management & Research Company, LLC, Inclusive Capital, and Novus Capital Corporation.

“It’s far past time for American agriculture to change,” said AppHarvest Founder & CEO Jonathan Webb. “The pandemic has revealed just how fragile our food system is, and we’re working at the forefront of changing so much that’s wrong with the status quo.”

The plethora of ways that AppHarvest is different than traditional agriculture includes the following:

-	The Morehead farm is designed to reduce water usage by 90% compared to traditional open-field agriculture due to a unique circular irrigation system that pairs with a 10-acre rainwater retention pond. Because the system uses only rainwater, the farm is designed to eliminate the scourge of agricultural runoff, which contributes to toxic algae blooms.
-	By locating in Appalachia, the company is within a day’s drive to nearly 70% of the U.S. population, reducing transportation costs by up to 80% compared to existing growers in Mexico and the Southwestern U.S.
-	The company’s first farm benefits from being located in water-rich Kentucky, which has seen record rainfall in recent years. That’s in contrast to America’s vegetable production concentration in Arizona and California, states that continue to confront water scarcity and climate disruptions.
-	AppHarvest has strong relationships with leading AgTech universities and companies in the Netherlands, which is the world’s AgTech leader. Despite having a land mass roughly the size of Eastern Kentucky, the country is the world’s second-largest agricultural exporter behind only the U.S.

AppHarvest’s investors include Revolution’s Rise of the Rest Seed Fund, Inclusive Capital Partners, Equilibrium, Narya Capital, Lupa Systems, Breyer Capital, and Endeavor Catalyst. Board members include food icon Martha Stewart, Narya Capital Co-Founder and Partner JD Vance, Impossible Foods Chief Financial Officer David Lee, and impact investor Jeff Ubben.

AppHarvest's brand partners include Lee®, the iconic apparel brand known for its timeless denim style and innovative apparel. The companies today announced a collaboration for Lee to be the official and exclusive denim provider for AppHarvest employees. Lee is providing purposefully designed and crafted workwear for AppHarvest’s 300+ employees. Both brands align on their commitment to using innovation to further sustainable practices, particularly around water, as Lee has worked to revamp the way indigo is dyed, increasing its use of Indigood™ foam dying technology to virtually eliminate water from the process.

Supporting quotes

Rowan County Judge Executive Harry Clark: “I believe AppHarvest’s farm will be transformational for our region. The investment that AppHarvest has made in this project, and is making in its workers, is admirable and shows why everyone is so excited to join the company.”

Morehead Mayor Laura White-Brown: “It has been incredible to watch how AppHarvest has united our community, Morehead State University, and the Rowan County campus of Maysville Community and Technical College. AppHarvest’s investment in education has been tremendous, from purchasing a high-tech container farm for our high school students to connecting our university with leading AgTech universities in The Netherlands.”

About AppHarvest

AppHarvest is an applied technology company building some of the world’s largest indoor farms in Appalachia. The Company combines conventional agricultural techniques with cutting-edge technology and is addressing key issues including improving access for all to nutritious food, farming more sustainably, building a home-grown food supply, and increasing investment in Appalachia. The Company’s 60-acre Morehead, KY facility is among the largest indoor farms in the U.S. For more information, visit https://www.appharvest.com/.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  All statements, other than statements of present or historical fact included in this press release, regarding Novus Capital’s proposed acquisition of AppHarvest, Novus Capital’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s growth plans and strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of AppHarvest’s management and are not predictions of actual performance.  These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability.  Actual events and circumstances are difficult or impossible to predict and will differ from assumptions.  Many actual events and circumstances are beyond the control of AppHarvest.  These forward-looking statements are subject to a number of risks and uncertainties, including those discussed in Novus Capital’s registration statement on Form S-4, filed with the SEC on October 9, 2020 (the “Registration Statement”), under the heading “Risk Factors,” and other documents Novus Capital has filed, or will file, with the SEC.  If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.  In addition, forward-looking statements reflect AppHarvest’s expectations, plans, or forecasts of future events and views as of the date of this press release.  AppHarvest anticipates that subsequent events and developments will cause its assessments to change.  However, while AppHarvest may elect to update these forward-looking statements at some point in the future, AppHarvest specifically disclaims any obligation to do so.  These forward-looking statements should not be relied upon as representing AppHarvest’s assessments of any date subsequent to the date of this press release.  Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital has filed the Registration Statement with the SEC, which includes a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, is set forth in the Registration Statement.